David S. Snyder                                        Elliot G. Steinberg
1097 Ash Street                                        P.O. Box 3271
Winnetka, IL 60093                                     100 West Colorado
(312) 658-5742                                         Telluride, CO 81435
                                                       (970) 728-4343
                                December 6, 1999

The Board of Directors
American Access Technologies, Inc.
C/o Mr. John Presley, President
37 Skyline Drive, Suite 1101
Lake Mary, FL 32746

Re: American Access Technologies, Inc. (the "Company")

Gentlemen:

         We, David Snyder and Elliot Steinberg hereby resign effectively immediately as members of the Board of Directors of the Company. John Presley has made it impossible for us to carry out our duty of care and fiduciary responsibilities to this Company and to the shareholders that are its ultimate owners.

         We were originally appointed as Directors on April 10, 1999. We had been nominated as "outside" Directors by the "Series A 10% Senior Convertible Preferred Stockholders" who, pursuant to their stock purchase agreement had the right to nominate two directors to the Board.

         However, since our appointment, Mr. Presley has been extremely hostile to our directorships. To put it simply, (and as described below in greater detail), Mr. Presley has completely ignored us as Directors and acted without Board involvement or consent.

         We have found that (1) Mr. Presley acts without regard to the provisions of the corporate by-laws; (2) fails to provide the Directors with relevant information; (3) may have "wasted" corporate assets; and (4) breached his fiduciary duty to the minority shareholders.

         1. On June 7, on June 10, and on June 17, 1999, Mr. Presley caused the Company to loan a total of $1,260,000.00 to a Mr. Anthony Leavitt. The loans were made without the consent of the Company's Board of Directors and without any apparent business purpose. Notwithstanding our repeated requests, Mr. Presley has not provided us with any explanation for this series of transactions. We believe that Mr. Leavitt is in some way connected to a securities firm called "Capital International" based in Miami, Florida and had acted in the past as a financial advisor to the Company. The Leavitt transaction was not disclosed in the Company's Quarterly Report on Form 10-Q for the



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                     quarter ended June 30, 1999. We first became aware of this
                     Transaction on September 24, 1999.
         2. On or about August 10, 1999, we requested the opportunity to review, before its filing with the Securities and Exchange Commission, the Quarterly Report on Form 10-Q to be issued by the Company for the second quarter of 1999. Mr. Presley refused to provide a draft of this report prior to its filing. We have subsequently learned that Mr. Presley refused to permit the Company's chief financial officer, Charles Frampton, to review the books and records of Omega Metals, Inc., a consolidated subsidiary of the Company, in preparing the Form 10-Q.
         3.          On or about September 2, 1999, we sent a letter to Mr.
                     Frampton, requesting certain relevant corporate materials be sent to us to adequately prepare for a formal board meeting scheduled to take place later in September. The items requested included the usual and customary information that any Directors would find necessary to carry out his/her responsibilities (such as business plans, budgets, copies of minutes, sales projections, compensation agreements, etc.). Mr. Presley responded on September 9, 1999, with a memorandum that the information requested could only be viewed on the "premises" and was otherwise available only to senior employees of the Company. Mr. Presley's conduct was in direct contravention of the Company's by-laws and good corporate governance.
         4. We attended our only formal Board Meeting on September 24, 1999. We inquired about two transactions: a "loan" to a firm called "Universal Beverage" in the amount of $500,000; as well as the transaction with Mr. Leavitt. We believe that Universal Beverage was a "client" of Capital International and that persons connected with the Company are or were also shareholders of Universal Beverage at the time the transaction was entered into. John Cooney, a director of the Company, is also a director and shareholder of Universal Beverage. No business purpose for the loan has been disclosed to us. The Universal Beverage loan has not been repaid and is overdue. The Company refuses to properly set up a "reserve" or to discount the value of the note in any manner, but continues to treat it at face value as an asset of the Company.
         5.          Following the September 24 Board Meeting, we asked Mr.
                     Frampton to provide us with all written materials concerning the transactions with Universal Beverage and Mr. Leavitt. On Monday On Monday, September 27, 1999, Mr. Frampton was told by Mr. Presley that he could not have access to the Company's minute book or other records he had requested on our behalf. Following this confrontation, Mr. Frampton was pressured by Mr. Presley to resign as the Company's Chief Financial Officer and a Director.
         6. Shortly after the September 27 incident, Mr. B.E. Story replaced Mr. Frampton as "acting" Chief Financial Officer. Mr. Story, without any detailed explanation stated that the Leavitt notes related to an exercise


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                     of $8.00 warrants for common stock and "...were properly
                     treated on the books as an increase in capital stock for the par value and reduction of paid-in-capital." We demanded in writing, as well as through the law firm of Foley & Lardner, special counsel to the Board of Directors, that the Company fully disclose in its third quarter financial statements and Form 10-Q all of the facts surrounding the Leavitt and Universal Beverage transactions.
         7. On October 19, 1999, the Company filed a Current Report on Form 8-K disclosing that on August 25, 1999, Charles Frampton resigned as a directors and chief financial officer and on October 1, 1999, Victor D. Phillips resigned as a director. First, Mr. Frampton did not resign as a director until the end of September. Mr. Frampton attended the September 24 board meeting and participated as an Officer and Direcotr. Although requested by us, we have never received copies of the proposed minutes of the September 24 board meeting and do not understand how Mr. Frampton's participation could be ignored? More importantly, the Form 8-K is misleading in that it did not indicate that the reasons for Messers. Frampton and Phillips resignation were over disagreements with management over the company's operations, policies and practices. As a result of these resignations, the Company's board of directors consisted of Messers. Presley and Cooney and us.
         9. On November 12, 1999, the draft Form 10-Q to be filed on November 15 was sent by facsimile to us. We immediately informed the Company that the draft failed to fully disclose all the relevant facts concerning the Leavitt and Universal Beverage transactions. The Company refused to correct and update its prior statements about these two transactions. We were unable to comment on any other material aspect of the draft Form 10-Q since we were not given any opportunity to review corporate sales or other activities during the third quarter.
         10. As of this date we still do not know (a) who is Anthony Leavitt; (b) how did he obtain Warrants from the Company;
                     (c) why were unsecured promissory notes accepted (d) who at the Company approved this transaction; (e) how did this transaction occur without the express approval of the managers of the corporation, and; (e) why the transaction has not been fully disclosed to the Board and to the Public?
         11. On November 19, 1999, the Company purported to file a proxy statement soliciting proxies for a special meeting of shareholders to elect five directors. The proxy statement is materially misleading in that the Board of Directors of the Company took no action to call this meeting and did not nominate any of the individuals purporting to stand for election.

                  Mr. Presley seems to be completely unconcerned about the legal requirement of his position as "President" and a "Director" of a public company. He


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         seems to have no regard for the ethical standards the community expects. He appears unable to lay aside the prejudices of an insider and make decisions as an officer and board member with the entire corporate interest uppermost in his mind. In short, we believe Mr. Presley has no understanding of any of the requirement of the role of a top manager and fiduciary of a public entity.
                  Since becoming board members, we have attempted to obtain desirable changes in corporate governance. Mr. Presley's conduct has prevented us from being effective Board members. As a result, we hereby resign effective immediately as Directors of the Company.
                  However, since we believe it is imperative that we attempt to seek immediate governmental protection for the interests of minority and other shareholders, please be advised that a copy of this letter will be sent to the Securities and Exchange Commission and to the Attorney General of the State of Florida for their reference. We also believe that the Company is required to file a Form 8-K disclosing our resignation and the reasons therefore pursuant to Item 6 of Form 8-K.

                                   Sincerely,

                  s/David Snyder                       s/ Elliot Steinberg
                  David Snyder                            Elliot Steinberg

         Cc Division of Enforcement, Securities and Exchange Commission Attorney General of the State of Florida
         Joel Bernstein, Esquire
         Gardner Davis, Esquire



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Elliot G. Steinberg
100 West Colorado
Telluride, CO 81435

David S. Snyder
1097 Ash Street
Winnetka, IL 60093

                                December 22, 1999

Gentlemen:

I am in receipt of your resignation letter. Our positions on material issues are diametrically opposed. As you know, we have retained the law firm of Foley and Lardner to review conflicts on matters addressed by management and by the Board of Directors. Our accountants are also reviewing financial transactions.

I believe your letter is one last effort to depress the price of the stock by publishing misleading statements to the Securities and Exchange Commission, as this letter must be attached to our formal filing on Form 8-K. Should the stock price suffer by your actions, allowing the Preferred Shareholder you represent to convert at a more lucrative price, I will hold you accountable for damage to our common shareholders' positions.


In answer to the allegations in your letter:

   1.) On August 28, 1997, the American Access Board of Directors authorized the modification of terms and conditions of the $8 warrants to include just such a treatment as employed with Mr. Leavitt, provided for in the April 7, 1999 Registration Statement File No. 333-70805 for 720,000 shares of common stock. (Incidentally, I joined the AATK team in November, 1998, so did not "cause" anything in August, 1997). The transaction was accounted for after consultation with our legal counsel and our accountant, both of whom determined the proper procedure for treating this. You may recall that you did receive a package detailing this transaction.
   2.) We did send you the third Quarterly Report to be filed with the Securities and Exchange Commission, with a weekend for you to review it. Had you done so, and submitted your comments back to us first thing Monday morning, we would have had time to review them with you. As it was, you did not voice objections until a little more than an hour before the deadline for edgarizing and submission. It seems you were more interested in criticizing our efforts than in aiding them.
   3.) My belief has and always will be that you both had an interest in driving the price of the stock down to benefit a Preferred Shareholder. My duty is to protect the public company and all the shareholders I serve, and forwarding to you every item you requested would be akin to supplying Hitler with Gen. Patton's strategy. You were invited to visit the premises and at your leisure review any and all


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         documents. We offered to pay your expenses as directors if you felt you needed several days in our offices to review this material. You never took us up on that offer. All we got from you was complaint after complaint, but no helpful assistance.
   4.) The Universal Beverages Holdings Corp. note was fully disclosed and explained to you, and in our third quarterly report on Form 10-Q to the Securities and Exchange Commission. The note, now in default, is secured by assets. Universal Beverages is in the process of recapitalization, and we are confident that we will be repaid. We also disclosed in the Form 10-Q that John Cooney is a Board member for both Universal and American Access. The Board of Directors reviewed and approved this loan in September, 1999. A copy of the minutes of that meeting were provided to you.
   5.) The Company's Minutes book and other sensitive records were kept in a safe deposit box at our bank. No employee was `denied access', but it did become apparent that you both were pressuring Mr. Frampton into violating company policy. My belief is that you would have used any information attained to further your client's interests, not those of the common shareholders. All of the information you requested was made available to you without your intentionally compromising senior management into providing it. Mr. Frampton later resigned on his own accord.
   6.) Our Form 10-Qs are reviewed by Corporate Counsel Joel Bernstein, who advises us about matters such as these. The Universal note was in default, and Mr. Bernstein advised us to disclose this in the third quarterly report, which we did. The Leavitt note was properly treated on the books, after advice from corporate counsel to Mr. Frampton, our CFO who filed the second quarterly report.
   7.)   The date of Mr. Frampton's resignation was in error on the 8-K we filed. He did resign on September 24, 1999. The 8-K was not misleading, as SEC Rules, particularly Item 6(a) of Form 8-K, state that resignations by directors should be disclosed if the resignation is over "a disagreement on any matter relating to the registrant's operations, policies or practices, and if the director has furnished the registrant with a letter describing such disagreement and requesting that the matter be disclosed, the registrant shall state the date of such resignation or declination to stand for re-election and summarize the director's description of the disagreement." Neither Mr. Frampton nor Mr. Phillips indicated any disagreement in their letters of resignation.
   8.)   You have skipped Point 8, and so shall I.
   9.) You did not "immediately" inform the company that the draft of the Form 10-Q sent to you by facsimile on November 12, 1999, did not meet your standards. You returned your comments to us a little more than one hour before the filing deadline on November 15,1999, past 3 p.m. Deadline was 4:30 p.m.
   10.)  Anthony Leavitt organized the framework of American Access
         Technologies, Inc., secured the capital and received 270,000 $8 AATK warrants in the process. He was the Mergers and Acquisitions partner associated with our investment banker, Capital International Securities Group, Inc. Mr. Leavitt left Capital International in May, 1999, and was assigned the 270,000 $8 warrants for his services. As indicated in Point 1 above, these warrants were properly filed under Registration Statement 333-70805 effective April 7, 1999.
   11.) The proxy statement that you call "materially misleading" was carefully worded by Attorney Joel Bernstein and approved by Attorney Gardner
         Davis of Foley and Lardner. Following the by-laws, and because you both refused to participate in a Board meeting setting the annual meeting and nominating a slate of directors, it was determined that the remaining active directors concerned with the company and its shareholders could nominate a slate. If you will read the proxy statement closely, you will see that it is written to reflect this.

Again, may I remind you that should your last ditch effort to depress the stock with the misleading statements contained in your letter result in such an occurrence, facilitating best conditions for conversion of Preferred Shares, I am holding you accountable for damage to our common shareholders' positions.

Sincerely,



John Presley
President